Exhibit 99.2

ASX ANNOUNCEMENT

(ASX: NVX)

Results of the Annual General Meeting

BRISBANE, AUSTRALIA, April 15, 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX)

(“NOVONIX” or the “Company”), a leading battery materials and technology company, advises that the results of NOVONIX Limited’s Annual General Meeting (AGM) held on Wednesday 15 April 2026 at 9:00am (AEST) are set out in the attached document.

All resolutions put to the AGM were decided by way of poll.

This announcement has been authorized for release by NOVONIX Chairman, Mr. Ron Edmonds.

About NOVONIX

NOVONIX strives to reduce supply chain risk, support U.S. energy independence, and establish a resilient battery materials supply chain. The company is building a North American platform for critical battery materials and anode materials operations at its Chattanooga, Tennessee headquarters. NOVONIX is positioned as a supplier of advanced battery materials and technologies powering the energy storage and electrification economy.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Investors: ir@novonixgroup.com Media: media@novonixgroup.com

1029 West 19th Street, Chattanooga, TN 37408, USA | novonixgroup.com

MUFG Corporate Markets

A division of MUFG Pension & Market Services

RESULT OF ANNUAL GENERAL MEETING (ASX REPORT)

NOVONIX LIMITED

ANNUAL GENERAL MEETING

Wednesday, 15 April, 2026

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Total votes cast in the poll (where applicable)
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (OpenVotes)	Abstain	For	Against	Abstain **	Result
01	REMUNERATION REPORT(NON-BINDING)	N	74,708,631 79.72%	18,424,347 19.66%	581,645 0.62%	192,539	76,064,561 80.02%	18,987,800 19.98%	192,539	Carried
02	RE-ELECTION OF DIRECTOR - ADMIRAL ROBERT J NATTER	NA	172,245,487 93.29%	12,032,301 6.52%	347,219 0.19%	750,354	176,838,639 93.47%	12,360,634 6.53%	763,208	Carried
03	RE-ELECTION OF DIRECTOR - MR RONALD EDMONDS	NA	175,853,721 95.47%	7,791,465 4.23%	547,219 0.30%	1,182,956	180,955,206 95.85%	7,834,319 4.15%	1,172,956	Carried
04	APPROVAL OF PERFORMANCE RIGHTS PLAN	NA	76,853,012 82.13%	16,382,038 17.51%	342,548 0.37%	329,564	77,969,845 82.15%	16,942,637 17.85%	332,418	Carried
05	ISSUE OF FY26 PERFORMANCE RIGHTS TO MR MICHAEL O'KRONLEY	NA	81,022,529 86.56%	12,171,334 13.00%	409,220 0.44%	304,079	82,427,050 86.82%	12,513,771 13.18%	304,079	Carried
06	ISSUE OF FY26 SHARE RIGHTS TO PHILLIPS 66 COMPANY	NA	88,115,985 94.15%	5,142,312 5.49%	329,759 0.35%	319,106	89,431,045 94.21%	5,494,749 5.79%	319,106	Carried
07	ISSUE OF FY26 SHARE RIGHTS TO MR NICK LIVERIS	NA	80,414,723 85.98%	12,766,488 13.65%	345,470 0.37%	380,481	81,534,478 85.94%	13,339,941 14.06%	370,481	Carried
08	ISSUE OF FY26 SHARE RIGHTS TO MR TONY BELLAS	NA	80,577,598 86.11%	12,658,647 13.53%	334,220 0.36%	336,697	81,686,103 86.06%	13,232,100 13.94%	326,697	Carried

Printed: 15/04/2026 10:37:34 AM This report was produced from the MUFG Pension & Market Services Meeting System Page 1 of 2

MUFG Corporate Markets

A division of MUFG Pension & Market Services

RESULT OF ANNUAL GENERAL MEETING (ASX REPORT)

NOVONIX LIMITED

ANNUAL GENERAL MEETING

Wednesday, 15 April, 2026

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Total votes cast in the poll (where applicable)
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (OpenVotes)	Abstain	For	Against	Abstain **	Result
09	ISSUE OF FY26 SHARE RIGHTS TO MS SHARAN BURROW AC	NA	80,491,289 86.06%	12,704,232 13.58%	334,220 0.36%	377,421	81,601,044 86.01%	13,276,435 13.99%	367,421	Carried
10	ISSUE OF FY26 SHARE RIGHTS TO MR RONALD EDMONDS	NA	83,675,581 89.45%	9,530,534 10.19%	334,350 0.36%	366,697	84,785,466 89.35%	10,102,737 10.65%	356,697	Carried
11	ISSUE OF FY26 SHARE RIGHTS TO ADMIRAL ROBERT J NATTER	NA	83,599,695 89.31%	9,488,822 10.14%	519,414 0.55%	299,231	85,115,160 89.65%	9,830,509 10.35%	299,231	Carried
12	ISSUE OF FY26 SHARE RIGHTS TO MS JEAN OELWANG	NA	80,418,544 86.05%	12,687,292 13.58%	354,220 0.38%	447,106	81,548,299 86.02%	13,249,495 13.98%	447,106	Carried
13	APPROVAL OF ADDITIONAL 10% PLACEMENT CAPACITY UNDER LISTING RULE 7.1A	NA	171,859,354 92.96%	12,563,134 6.80%	454,716 0.25%	498,157	176,548,753 93.18%	12,915,571 6.82%	498,157	Carried

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Printed: 15/04/2026 10:37:35 AM This report was produced from the MUFG Pension & Market Services Meeting System Page 2 of 2